Exhibit 3.2

AMENDMENT TO THE ARTICLES OF INCORPORATION

OF

NATIONAL HEALTH & SAFETY CORPORATION

The undersigned, being President of National Health & Safety Corporation (the "Corporation"), a corporation organized and existing under the Revised Business Corporation Act of the State of Utah, hereby certifies that pursuant to Sections 16-10a-1006 and 1008 of the Revised Business Corporation Act of the State of Utah, Article IV of the Articles of Incorporation of the Corporation is amended to read as follows:

ARTICLE I
NAME

The name of the Corporation shall be "**ADS Media Group, Inc.**"

Shareholders holding 208,692,973 of the 353,775,090 shares authorized to vote at the annual meeting held on January 30, 2003, approved the change of the Corporation's name from National Health & Safety Corporation to ADS Media Group, Inc.

All five directors of the Corporation approved the change of the Corporation's name from National Health & Safety Corporation to ADS Media Group, Inc. at the annual meeting on January 30, 2003.

IN TESTIMONY WHEREOF, National Health & Safety Corporation has caused this Statement to be signed under its corporate seal by its President and its Secretary on January 30, 2003.

NATIONAL HEALTH & SAFETY CORPORATION

By: _Gary Davis_
 Gary Davis, President